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Filed Pursuant To Rule 424(b)(3)
Registration No. 333-91425

Prospectus Supplement to Prospectus dated December 3, 1999

Boston Properties, Inc.

933,085 Shares of Common Stock

        Unless the context otherwise requires, all references to "we," "us" or "our company" in this prospectus supplement refer collectively to Boston Properties, Inc., a Delaware real estate investment trust, and its subsidiaries, including Boston Properties Limited Partnership, a Delaware limited partnership, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

        This prospectus supplement updates the prospectus dated December 3, 1999 relating to the offer for sale of up to an aggregate of 933,085 shares of common stock of Boston Properties, Inc. by the selling stockholders identified in the prospectus and any of their pledgees, donees, transferees or other successors in interest. The selling stockholders may only offer the common stock for sale if they exercise their rights to tender their common units for cash, and we exercise our right to issue common stock to them instead of cash.

        We are providing this prospectus supplement to update the table under the caption "The Selling Stockholders," in the prospectus dated December 3, 1999. The first line referenced in the table contained in such prospectus, is replaced with the following information, which is based upon information provided to us by the selling stockholders and is accurate to the best of our knowledge as of September 26, 2003. Unless we indicate otherwise, the information in this prospectus supplement is as of September 26, 2003.

Name	Common Stock Beneficially Owned as of September 26, 2003(1)	Units Beneficially Owned as of September 26, 2003(2)	Common Stock Offered Hereby(3)	Common Stock and Units to be Owned After Offering(4)
Donald Tofias	0	330,349	330,349	0
Susan Tofias	63,500	140,307	203,807	0

(1)
Does not include common stock that may be issued upon exchange of common units beneficially held as of September 26, 2003.

(2)
All units listed in this column may be exchanged, under circumstances set forth in the partnership agreement of Boston Properties Limited Partnership, for an equal number of shares of common stock. All information is as of September 26, 2003.

(3)
These shares of common stock represent the common stock that the selling stockholders may acquire, or have acquired, upon presentation of common units for redemption. Such redemption may occur at any time after July 9, 1999.

(4)
Assumes that all shares of common stock offered by this prospectus will be sold by the selling stockholders. In the case of each selling stockholder, the percentage of our common stock that will be held by such selling stockholder (assuming all remaining units held by such person are presented for redemption and are exchanged for common stock) after completion of this offering will be less than one percent (1%). The total number of shares of common stock outstanding used in calculating such percentage (i) is based on the total number of shares of common stock outstanding as of September 26, 2003 (97,577,665 shares) and (ii) assumes that none of the remaining units held by other persons are exchanged for common stock.

        This prospectus supplement is not complete without the prospectus dated December 3, 1999 and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

The date of this prospectus supplement is October 16, 2003.

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Boston Properties, Inc.
933,085 Shares of Common Stock
The date of this prospectus supplement is October 16, 2003.